EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-141671) of Central Garden & Pet Company of our report dated June 25, 2010, with respect to the statements of net assets available for benefits of the Central Garden & Pet Company Investment Growth Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Central Garden & Pet Company Investment Growth Plan.

/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 25, 2010